Room 4561
via fax (510) 574-4011

December 29, 2006

Nicholas Keating, Jr.
President & CEO
Network Equipment Technologies, Inc.
6900 Paseo Padre Parkway
Fremont, CA 94555

      Re: **Network Equipment Technologies, Inc.**
                 Form 10-K for Fiscal Year Ended March 31, 2006
                 Filed June 13, 2006

Dear Mr. Keating:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                 Sincerely,

                 Kathleen Collins
                 Accounting Branch Chief